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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________ )]


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                                 PEACE ARCH LOGO

For Immediate Release

                                STREAMSCAPES-TM-
                  LANDS MAJOR LIVE EVENT WEB-CASTING AGREEMENT.

Vancouver, BC (May 16, 2000) - Peace Arch Entertainment Group Inc. (AMEX: "PAE";
TSE: "PAE.A", "PAE.B"), is pleased to announce that StreamScapes-TM-, its web-casting and streaming media division, has entered into an agreement whereby it will provide live event web-casting services to Sharp's Audio-Visual Ltd.

This agreement brings together Sharp's extensive experience and reputation as Western Canada's most established staging and A/V provider with the full web-casting and streaming media capabilities provided through StreamScapes-TM-.

"Sharp's is the recognized industry leader in the seven main business, convention and tourism centers of Western Canada," stated Blair Reekie, President of StreamScapes-TM-. "Now, organizations utilizing Sharp's staging, A/V and convention services can begin web-casting their meetings, special events, conventions and trade shows live to the World Wide Web using Streamscapes-TM-. This is one of the first major agreements for Peace Arch Entertainment that validates the Company's bold expansion into streaming media and web services."

SHARP'S AUDIO VISUAL LTD., established in 1923, provides video-conferencing, event staging, meeting/presentation services, and convention/tradeshow services through its offices in Vancouver, Victoria, Calgary, Banff, Jasper, Edmonton and Saskatoon. Under the agreement, Sharp's events will be made available both on-demand and live on the Internet.

StreamScapes-TM- will provide video, audio and other web-based streaming media services from its servers in Canada.

"After several months of researching the Web-casting Industry, we selected StreamScapes-TM- as our provider of web-casting and streaming media," commented Suzanne Ross of Sharp's Audio-Visual Ltd. "We were impressed by the technical capabilities of StreamScapes-TM- and the willingness of the Company's highly professional staff to explore and demonstrate innovative new ideas. We expect a growing number of event planners to require web-casting and streaming video in the future, and the alliance between Sharp's and Streamscapes-TM- should benefit our clients in many ways."

PEACE ARCH ENTERTAINMENT GROUP INC. creates and produces proprietary content for worldwide television and the Internet. Founded in 1981, the Company's operating divisions include StreamScapes-TM-, Peace Arch Productions Inc., The Eyes Multimedia Productions Inc., Aviator Pictures and Toolshed. In addition to proprietary television and Internet programming, Peace Arch Entertainment also produces television commercials, music videos, narrow-cast and web-cast programming.

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING

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      STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE
      STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

      Additional information on Peace Arch Entertainment Group can be accessed on the Internet at

                               www.peacearch.net
                               ----------------

                   For additional information, please contact:

                       Juliet Jones, CFO at (604) 681-9308

                  Tina Baird, Media Relations at (604) 985-8991

                                       or

 R. J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or via
                                   e-mail at
                              info@rjfalkner.com.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Peace Arch Entertainment Group Inc.
                                           ------------------------------------
                                                        (Registrant)

Date  May 16, 2000                         By   /s/ W.D. CAMERON WHITE
      ----------------------------         -------------------------------------
                                                         (Signature)*
                                           W.D. Cameron White, CEO

----------------------------------
*Print the name and title under the
signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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